FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          FOR THE 10TH OF AUGUST, 2006

                                  MSYSTEMS LTD.
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F      X                          Form 40-F
                          -----------                               ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                                        No     X
                          -----------                               ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.



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                                    CONTENTS

         Two shareholder lawsuits were filed in the Superior Court of the State of California (County of Santa Clara), naming as defendants each of the directors of msystems Ltd. (the "Company") and certain of its senior executive officers, including its Chairman of the Board, President and Chief Executive Officer and its Chief Financial Officer, as well as SanDisk Corporation ("SanDisk"), and naming the Company as a nominal defendant. The allegations in the lawsuits are identical and assert class action and derivative claims. The alleged derivative claims assert, among other things, breach of fiduciary duties, abuse of control, constructive fraud, corporate waste, unjust enrichment and gross mismanagement with respect to stock option grants. The class action claims allege, among other things, breach of fiduciary duties by the Company's directors relating to the proposed merger transaction with SanDisk. The class actions also include a claim against SanDisk for aiding and abetting the Company's directors' alleged breach of fiduciary duties relating to the proposed merger. The complaints seek, among other things, equitable relief, including enjoining the proposed merger, and compensatory and punitive damages.

         In addition, the Company has received letters from an Israeli shareholder demanding that the Company file a claim against certain individuals to recover damages claimed by the shareholder to have been suffered by the Company with respect to prior option grants alleged to have been made in violation of applicable laws.





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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      MSYSTEMS LTD.
                                         ---------------------------------------
                                                    (Registrant)

Date:  August 10, 2006                  By:           /s/ Donna Gershowitz
       ---------------                       -----------------------------------
                                             Title:  VP, General Counsel